UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

THE SPORTSMAN’S GUIDE, INC.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

848907200
(CUSIP Number)

Stephen T. Braun, Esq.
Greenebaum Doll & McDonald PLLC
700 Two American Center
3102 West End Avenue
Nashville, Tennessee 37203-1304
(615) 760-7120
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2003
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [    ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 848907200	SCHEDULE 13D

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard L. Scott

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	N/A	(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	(7)	SOLE VOTING POWER
NUMBER OF		279,900
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		-0-
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		279,900

	(10)	SHARED DISPOSITIVE POWER -0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 279,900

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES:	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.9%

(14)	TYPE OF REPORTING PERSON: IN

Item 1. Security and Issuer

Common Stock, $.01 par value (“Common Stock”), of The Sportman’s Guide, Inc., a Minnesota corporation (the “Issuer”). The principal executive offices of the Issuer are located at 411 Farwell Avenue, South St. Paul, Minnesota 55075.

Item 2. Identity and Background

This statement is filed by Richard L. Scott (“Scott”).

The business address of Scott is 100 First Stamford Place, Stamford, Connecticut 06902.

Scott is a private investor.

Scott has not been convicted in any criminal proceedings during the five years preceding the filing of this report.

During the five years preceding the filing of this report, Scott has not been a party to any civil proceedings of a judicial or administrative body which has resulted in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Scott is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Scott has used personal funds of approximately $2,042,000 to acquire 279,900 shares of Common Stock in open market transactions. The Common Stock was purchased by three different entities controlled by Scott.

Item 4. Purpose of Transaction

Scott acquired the securities of the Issuer in the open market for general investment purposes. Consistent with such purposes, Scott has had, and may have in the future, discussions with management of the Issuer and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, assets and liabilities, business and financing alternatives and such other matters as Scott may deem relevant to his investment in the Issuer. In addition, Scott may from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of the capital stock of the Issuer or engage in discussions with the Issuer concerning further acquisitions of shares of the capital stock of the Issuer or further investments in the Issuer. Scott intends to review his investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to Scott, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of his investment in the Issuer.

Except as set forth above, Scott does not have any plans or proposals which relate to or would result in the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer, an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, any change in the present Board of Directors or management of the Issuer, including any change in the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer, any material change in the present capitalization or dividend policy of the Issuer, any other material change in the business or corporate structure of the Issuer, changes in the charter or by-laws which may impede the acquisition of control of the Issuer, the delisting from a national securities exchange or termination of quotations in an inter-dealer quotation system of a registered national securities association for any class of capital stock of the Issuer, a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or any action similar to the foregoing actions listed. Scott will continue to evaluate the Issuer and his investment therein and may later determine to propose or support any one or more of such actions in the future, to purchase additional shares of capital stock or to sell part or all of his holdings of capital stock of the Issuer.

Item 5. Interest in Securities of the Issuer

The 279,900 shares of the Common Stock owned by Scott constitute 5.9% of the outstanding Common Stock of the Issuer.

Scott has sole voting and dispositive power with respect to the Common Stock.

Scott purchased the following shares of the Common Stock of the Issuer in open market transactions during the past 60 days:

Purchase	Number of	Price	Aggregate
Date	Shares	Per Share	Consideration

1/07/03	1,200	6.85	$8,223
1/13/03	5,000	6.68	33,379
1/14/03	6,300	6.55	41,251
1/15/03	1,000	6.55	6,555
2/20/03	3,000	7.69	23,073
2/21/03	300	7.73	2,320
3/06/03	119,000	7.89	938,913
3/07/03	3,300	7.96	26,262
3/10/03	25,400	7.73	196,423

	164,500		$1,276,399

The Common Stock was purchased by three different entities controlled by Scott, including 217,600 shares purchased by the Frances Annette Scott Revocable Trust, of which Scott’s spouse is the trustee.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Scott does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed As Exhibits

Not applicable.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 17, 2003	/s/ Richard L. Scott Richard L. Scott